Ted Timmermans Vice President Controller and Chief Accounting Officer 918/573-3437 918/573-4054 fax ted.timmermans@williams.com	One Williams Center P.O. Box 2400 Tulsa, OK 74102-2400 918/573-2000
May 29, 2009
Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Re:	The Williams Companies, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 25, 2009 Form 10-Q for the quarter ended March 31, 2009 Filed April 30, 2009 File No. 1-04174
Dear Ms. Thompson:
     On behalf of The Williams Companies, Inc., I am writing in response to your letter dated May 12, 2009, setting forth comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to our Annual Report on Form 10-K filed February 25, 2009 and our Form 10-Q filed April 30, 2009. For your convenience, I have reproduced the full text of each of the Staff’s comments above our responses below.
Form 10-K for the Fiscal Year Ended December 31, 2008
Management’s Discussion and Analysis, page 38
Critical Accounting Estimates, page 41
Pension and Postretirement Obligations, page 44
1.	Based on the disclosures in Note 7 to your financial statements, we note that you have used an expected long-term rate of return on your pension plan assets of between 8.5% and 7.75% for the past several years. We also note your discussion of the estimates involved in determining your pension and postretirement obligations and expenses, including the expected long-term rate of return on plan assets, within this Critical Accounting Estimate. Please explain to us in more detail, and better explain to your readers, why you continue to believe that a relatively high expected long-term rate of return on plan assets is appropriate. In this regard, we note your statement that your actual return on plan assets over the past 10 years was only 2.1%. Additionally, given the current economic and market downturn, it is unclear to us that it would be appropriate to assume a higher rate of return going forward than was actually achieved before the current economic difficulties. You may wish to quantify the timeframe used in determining your long-term rate of return on plan assets if this is applicable to why you believe your current rates of return are appropriate.
As required by Statement of Financial Accounting Standards (SFAS) 87, Employers’ Accounting for Pensions, as amended, our expected long-term rate of return on plan assets, as determined at the beginning of each fiscal year, is based on the average rate of return expected on the funds invested in the plans. We determine our long-term expected rate of return on plan assets using our expectations of capital market results, which includes an analysis of historical results as well as forward-looking projections. These capital market expectations are based on a long-term

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May 29, 2009

period of at least ten years and consider our mix of assets, which is heavily weighted toward domestic and international equity securities. Consistent with prior periods, we develop our expectations using input from several external sources, including consultation with our third-party independent investment consultant. The forward-looking capital market projections are developed using a consensus of economists’ expectations for inflation, GDP growth and dividend yield along with expected changes in risk premiums. The capital market return projections for specific asset classes in the investment portfolio are then applied to the relative weightings of the asset classes in the investment portfolio. The resulting rate is an estimate of future results and thus likely to be different than actual results. However, based on our process, we believe that the rate is reasonable and note that the actual annual return on our portfolio has exceeded the expected rate of return in six of the last ten years. Additionally, our disclosures include a sensitivity analysis disclosing the impact on benefit expense of a one percentage point change in the expected long-term rate of return on plan assets.
As noted in our disclosure, the expected long-term rate of return on plan assets is long-term in nature and is not significantly impacted by short-term market swings. Our annualized actual return of 2.1 percent for the ten-year period ended December 31, 2008 was significantly impacted by the 2008 portfolio loss of 34.1 percent. We believe that the 2008 portfolio return, driven by a series of unusual market events, is a statistical outlier rather than an indication of normal capital market returns. Thus, we believe that capital market results will return toward the averages seen prior to 2008. Our annualized actual return for the ten-year period ended December 31, 2007 was 7.7 percent, which approximates our expected long-term rate of return.
As such, we continue to believe that our expected long-term rate of return on plan assets of 7.75 percent established at the beginning of the year was appropriate for 2008 based on our expectation of capital market results and our mix of assets. In future annual filings, we will incorporate the above information on the methodology used and factors considered in developing our expected long-term rate of return on plan assets.
Notes to Consolidated Financial Statements
Note 1. Description of Business, Basis of Presentation, and Summary of Significant Accounting Policies, page 85
Basis of Presentation, page 85
2.	We note that you adjusted prior period amounts reported for Exploration & Production to reflect the presentation of certain revenues and costs on a net basis. Please tell us more about this change from gross to net presentation, including the following:
•	Please clarify for us whether this adjustment was the result of an error, a change in accounting principle, or another reason.

•	Please provide us with a narrative of the previous accounting, the adjustment, your current accounting and why the revised method is correct.

•	Please tell us how you considered whether this change from gross to net presentation would impact your accounting for any other segments.

•	Please tell us how you considered explaining this adjustment to your readers in more detail.
During 2008, we determined that our Exploration and Production (E&P) segment had not properly reported and eliminated certain intra-segment purchase and sale transactions. The absence of the elimination resulted in a gross-up of our reported revenues and costs. We determined that this error was isolated to this situation in E&P and did not impact our accounting for any other segments. The correction of the error resulted in a decrease to both revenues and costs and operating expenses. As the amount of the correction in each period presented was approximately one percent or less of total revenues and total costs and operating expenses and had no net impact on E&P segment profit, we considered the change immaterial to the financial statements from both a quantitative and qualitative perspective and

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May 29, 2009

concluded then, and still believe, that our disclosure, without a more extensive description of the change, was sufficiently informative to the reader.
Summary of Significant Accounting Policies — Gas Pipeline Revenues, page 90
3.	We read that your estimated rate refund liabilities are discounted and risk weighted. Please explain to us in more detail how you discount and risk weight the recorded liabilities, and tell us the accounting literature that supports this methodology for determining the recorded amount of the liability.
In our disclosure, the terms “discounted” and “risk weighted” do not refer to the use of a present value technique. In association with the rate case process, we make our best estimate of the rates that we believe will ultimately be approved. The difference between the filed rates and the rates that we believe will ultimately be approved results in the estimated rate refund obligation. Our use of the terms “discounted” and “risk weighted” were meant to refer to the adjustments to the filed rates to estimate expected approved rates.
We will revise this policy disclosure for Gas Pipeline in future annual filings to include language similar to the following:
As a result of the ratemaking process, certain revenues collected by us may be subject to refunds upon the issuance of final orders by the FERC in pending rate proceedings. We record estimates of rate refund liabilities considering our and other third-party regulatory proceedings, advice of counsel and other risks.
Note 10. Accounts Payable and Accrued Liabilities, page 111
4.	We note that you break out the components of accrued liabilities at the bottom of page 111. In this table, the Other category is the largest amount listed. Please tell us how you considered further disaggregating this category for your readers.
We considered the guidance in Regulation S-X 5-02.20, which requires the separate presentation of any items in excess of five percent of total current liabilities. Our thresholds for disclosure under this guidance would be approximately $176 million at December 31, 2008 and $222 million at December 31, 2007. There are no items reported in the Other category that exceed these thresholds.
Certain items below the quantitative threshold are disclosed in the footnote for qualitative purposes, including support for other disclosures in the Form 10-K. We do not believe that disclosure of additional items below the quantitative threshold would be meaningful to a reader.
Note 12. Stockholders’ Equity, page 115
5.	We note in the first full paragraph on page 116 that as a result of the conversion of the subordinated units of Williams Partners L.P. into common stock of Williams Partners L.P., you recognized a decrease to minority interest and a corresponding increase to stockholders’ equity of approximately $1.2 billion. Please explain to us your accounting for this transaction in more detail including the authoritative literature that supports your position.
Background Information
At December 31, 2007, Williams Partners L.P. (Williams Partners) had both common units and subordinated units outstanding. We held all of Williams Partners’ subordinated units. In February 2008, the subordinated units converted into common units due to the achievement of certain financial targets that resulted in the early termination

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May 29, 2009

of the subordination period. During the subordination period, the common units had a preference in the right to receive minimum quarterly distributions and a preference related to distributions upon liquidation.
Accounting Prior to Conversion
While the subordinated units were outstanding, proceeds from the issuance of common units by Williams Partners were reflected on our Consolidated Balance Sheet as minority interest (now, non-controlling interest) because of their preferential rights. Our accounting was based on the guidance contained in the minutes of the September 25, 2002 meeting of the SEC Regulations Committee (Regs Committee) where the SEC staff discussed application of Staff Accounting Bulletin Topic 5-H “Accounting for Sales of Stock by a Subsidiary,” (SAB Topic 5-H) to a fact pattern where the subsidiary issuing its equity is a partnership with multiple classes of equity. SAB Topic 5-H deals with several questions regarding a consolidated subsidiary selling its unissued shares in a public offering. When the offering takes the form of a subsidiary’s direct sale of its unissued shares, the staff will in some circumstances permit the amount in excess of the parent’s carrying value to be reflected as a gain in the consolidated income statement of the parent. A company must elect an accounting policy and consistently apply such policy of either recognizing these transactions as equity or as gains in the income statement. The minutes of the Regs Committee state, in part, “If the class of security issued by the subsidiary has a preference in distribution or liquidation rights over any other class of equity security (i.e., not possessing the characteristics of a residual equity interest, as in the case of common stock), the staff believes the transaction is not subject to SAB Topic 5-H. As such, there would be no “gain” on the transaction. The parent should reflect the proceeds from issuance as minority interest in its financial statements. The staff believes that if the class of security issued by the subsidiary has a preference in distribution or liquidation rights over any other class of equity security, then it is analogous to preferred stock. The staff refers to the response to Question 3 of SAB Topic 5-H, which clearly indicates that it is not appropriate to recognize a gain on the sale of securities other than common stock.” Williams Partners had several classes of partnership units and the common units issued to the public had a preference in the right to receive distributions over the subordinated units. Therefore, we recorded Williams Partners issuance of common units to the public during the subordination period as minority interest.
Accounting for the Conversion
Due to the conversion of all the subordinated units, the common units now represent a residual equity interest in Williams Partners, similar to common stock. Therefore, we reviewed our accounting for the conversion considering SAB Topic 5-H. Specifically, question No. 3 of SAB Topic 5-H states, “The staff believes that gain recognition is acceptable in situations other than sales of unissued shares in a public offering as long as the value of the proceeds can be objectively determined. With respect to issuances of stock options, warrants, and convertible and other similar securities, gain should not be recognized before exercise or conversion into common stock, and then only provided that the realization of the gain is reasonably assured (see Question 2 above) at the time of exercise or conversion.” We believe the conversion of the subordinated units into common units is analogous to the transactions discussed in Question No. 3 where gain can be recognized upon exercise or conversion of the mentioned securities into common stock. Although SAB Topic 5-H deals with a subsidiary issuing its stock, which implies a corporate entity, we believe that the September 25, 2002 minutes of the Regs Committee indicates that the SEC staff considers it acceptable to apply SAB Topic 5-H to non-corporate entities, such as limited partnerships, that do not have equity securities per se. Therefore, upon the conversion of the subordinated units into common units, we believe it was appropriate to recognize the “gains” from prior issuances of common units to the public. The value of the proceeds was objectively determined as the cash proceeds were received from the issuances of the common units in publicly traded markets. Furthermore, when the conversion occurred Williams Partners was a substantive operating entity and there were no subsequent capital transactions contemplated that raised concerns about the likelihood of us realizing the “gains.” Consistent with our policy for accounting for sales of residual equity interests in a consolidated subsidiary as capital transactions, as disclosed on page 93 of our 2008 Form 10-K, we recognized a decrease to minority interest and a corresponding increase to stockholders’ equity of approximately $1.2 billion.

Ms. Jennifer Thompson
May 29, 2009

Note 16. Contingent Liabilities and Commitments, page 128
6.	We read in your concluding paragraph on page 134 that management believes the ultimate resolution of the foregoing matters will not have a material impact upon your future financial position. Please tell us, and clarify in future filings, the expected impact of these matters on your results of operations and liquidity. In this regard, if you believe that there may be a material impact on your results of operations or liquidity, it appears that additional disclosures would be required under SFAS 5, SOP 94-6 and SAB Topic 5:Y.
Management, including internal counsel, currently believes that the ultimate resolution of our contingencies, taken as a whole and after consideration of amounts accrued, insurance coverage, recovery from customers or other indemnification arrangements, will not have a material adverse effect upon our future liquidity or financial position. We have disclosed in the Summary paragraph that “were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on the results of operations in the period in which the ruling occurs.” We have made this disclosure as we are unable to determine either the magnitude of unexpected unfavorable rulings or our future results of operations in any quarter or annual period. For example, if earnings were to approach break-even, even a small impact to earning could be significant to our results of operations.
In future filings, we will amend our Summary paragraph to include language similar to the following:
Litigation, arbitration, regulatory matters, and environmental matters are subject to inherent uncertainties. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on the results of operations in the period in which the ruling occurs. Management, including internal counsel, currently believes that the ultimate resolution of the foregoing matters, taken as a whole and after consideration of amounts accrued, insurance coverage, recovery from customers or other indemnification arrangements, will not have a material adverse effect upon our future liquidity or financial position.
We believe that this disclosure, in conjunction with other disclosures in the Form 10-K, meets the requirements of SFAS 5, Accounting for Contingencies, SOP 94-6, Disclosure of Certain Significant Risks and Uncertainties, and SAB Topic 5:Y, Accounting and Disclosures Relating to Loss Contingencies.
Supplemental Oil and Gas Disclosures, page 142
7.	We note from Note 3 Investing Activities on page 97 that you have investments that are accounted for by the equity method of accounting, and it appears from your disclosures in Note 18 that at least one of your equity method investees relates to your Exploration and Production segment. We also note that you have not separately disclosed your share of these investees’ net oil and gas reserves, your share of investees’ net capitalized costs relating to oil and gas producing activities, your share of investees’ property acquisition, exploration, and development costs incurred in oil and gas producing activities, your share of investees’ results of operations for oil and gas producing activities, or your share of investees’ standardized measure of discounted future net cash flows as required by paragraphs 14c, 20, 23, 29, and 32 of SFAS 69. Please explain to us how you considered disclosing these items. If you believe this guidance does not apply or the amounts involved are immaterial, please explain that to us in reasonable detail.
Our E&P segment does have equity method investments in both international and domestic entities. Of these, only our international equity method investment (Petrolera Entre Lomas S.A.) has oil and gas reserves and related activities. Our disclosure on page 142 states that the information presented in the supplemental oil and gas disclosures relates only to the oil and gas activities in the United States. We believe that our international oil and

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May 29, 2009

gas activities, which include the equity method investment noted above, are not significant and therefore immaterial for disclosure pursuant to SFAS 69, Disclosures About Oil and Gas Producing Activities. To convey this to the reader, we have disclosed in the Supplemental Oil and Gas Disclosures that “proved reserves and revenues related to international activities are approximately 3.6 percent and 2.3 percent, respectively, of our total international and domestic proved reserves and revenues.”
Form 10-Q for the Quarter ended March 31, 2009
Financial Statements
Consolidated Balance Sheet, page 4
8.	We note that you have approximately $1.8 billion in cash and cash equivalents as of March 31, 2009. We also note your statement on page 7 of Exhibit 99.1 to your Form 8-K dated April 30, 2009 that as of April 28, 2009 had approximately $1.8 billion of cash and cash equivalents, which included approximately $1.2 billion in available U.S. unrestricted cash. Please explain to us what you mean by U.S. unrestricted cash and how you considered whether any of the cash shown on your balance sheet should have been classified as restricted cash.
As disclosed in Note 1 on page 87 and presented in Note 15 on page 122 of our 2008 Form 10-K, cash and cash equivalents that are legally or contractually restricted have been excluded from cash and cash equivalents in our Consolidated Balance Sheet. These legally or contractually restricted amounts are reported within “Other current assets and deferred charges” and “Other assets and deferred charges” on our Consolidated Balance Sheet as the balances do not meet the quantitative thresholds to warrant separate disclosure.
The difference between available “U.S. unrestricted cash”, as used in the earnings release (Exhibit 99.1 to our Form 8-K dated April 30, 2009), and total cash and cash equivalents reported in our Consolidated Balance Sheet relates to cash that is neither legally nor contractually restricted and is being held by certain domestic and international subsidiaries, or held as collateral from third parties. This cash is appropriately presented as cash and cash equivalents, but is differentiated by management due to income tax or other considerations. This disclosure is consistent with the information presented in the Available Liquidity table within Management’s Discussion and Analysis of Financial Condition and Liquidity in Item 2.
In the future, we will ensure that the terminology used to describe available cash in the earnings release is consistent with the Form 10-K or Form 10-Q or described so as to not confuse it with terms used in our SEC filings.
Consolidated Statement of Cash Flows, page 6
9.	Please explain to us what is captured in the “Changes in accounts payable and accrued liabilities” line item within Investing Activities, including explaining how this represents a cash transaction, how this line item differs from the line titled “Capital expenditures,” and why this item is appropriately classified as an investing activity.
The “Capital expenditures” line item in the Investing Activities section of our Consolidated Statement of Cash Flows represents the gross increase in our property, plant and equipment in the period. However, in the normal course of business, many of these purchases are made on credit terms and may not be paid for at the end of the period. The “Changes in accounts payable and accrued liabilities” line item in the Investing Activities section represents the change in the period in accrued amounts related to property, plant and equipment purchases. The combination of these two line items represents the actual net cash flow related to the investing activity of purchasing property, plant and equipment.

Ms. Jennifer Thompson
May 29, 2009

Other changes in accounts payable and accrued liabilities net of those related to capital expenditures are appropriately reported within the Operating Activities section of our Consolidated Statement of Cash Flows. We believe that our current presentation is meaningful to our readers as it reflects the gross change in property, plant and equipment referred to elsewhere in our filings and other public communications as capital expenditures, yet also appropriately provides the net cash flow impact of additions to property, plant and equipment.
     In addition, we acknowledge the Staff’s comment that we are responsible for the accuracy and adequacy of the disclosures made. We formally acknowledge that:
The adequacy and accuracy of the disclosure in the filing is the responsibility of The Williams Companies, Inc. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing. The Williams Companies, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact me with any further questions or comments.
Very truly yours,
/s/ Ted T. Timmermans
Ted T. Timmermans
Vice President Controller and
Chief Accounting Officer